                                                                    EXHIBIT 99.6
                                                           {English Translation]
                                                               December 30, 2002

                              Hanaro Telecom, Inc.

             BOARD RESOLUTION ON ISSUANCE OF CONVERTIBLE BOND ("CB")

-----------------------------------------------------------------------------------------------------------------------------------
1. Type of Bond                                                          Series No.        22-1      Type      Non-guaranteed
                                                                                                               convertible bonds
-----------------------------------------------------------------------------------------------------------------------------------
2. Face Value of Bond (KRW)                                                                                          43,000,000,000
-----------------------------------------------------------------------------------------------------------------------------------
                   Funds for Facilities (KRW)                                                                                    --
                   ----------------------------------------------------------------------------------------------------------------
                                Operating Funds (KRW)                                                                43,000,000,000
                                ---------------------------------------------------------------------------------------------------
                                               Purpose of Acquisition    Acquisition of a major stake in Korea Thrunet Co., Ltd.
                                               -------------------------------------------------------------------------------------
                                               Company Issuing
                                               Securities                Korea Thrunet
                                               ------------------------------------------------------------------------------------
                                               Major Business            Broadband Internet access business
                                               ------------------------------------------------------------------------------------
                                               Capital Stock (KRW)                                                  194,088,150,000
                                               ------------------------------------------------------------------------------------
                                 Acquisition   Total Assets (KRW)                                                 1,694,978,777,481
3. Use of Funds    Operating         of        ------------------------------------------------------------------------------------
                   Funds         Securities    Total Liabilities (KRW)                                            1,661,420,972,994
                                 of Another    ------------------------------------------------------------------------------------
                                 Corporation   Relation with Acquiring
                                               Company                   Affiliated company after the stock acquisition
                                               ------------------------------------------------------------------------------------
                                               Acquisition Value (KRW)                                               43,000,000,000
                                               ------------------------------------------------------------------------------------
                                               Calculation Basis of
                                               Acquisition Value                            KRW3,488.37/share
                                               -------------------------------------------------------------------------------------
                                               Effect of Acquisition     Increase in competitiveness in the broadband Internet
                                                                         access market
                                               ------------------------------------------------------------------------------------
                                               Scheduled Date of
                                               Acquisition                                   January 3, 2003
                   ----------------------------------------------------------------------------------------------------------------
                   Others (KRW)                                                                                                  --
-----------------------------------------------------------------------------------------------------------------------------------
4. Interest Rate   Nominal Interest Rate (%)                                                                                      0
                   ----------------------------------------------------------------------------------------------------------------
                   Yield to Maturity (%)                                                                                          0
-----------------------------------------------------------------------------------------------------------------------------------
5. Method of Interest Payment                                                                                                    --
-----------------------------------------------------------------------------------------------------------------------------------
6. Method of Principal Payment                                           100% one-time redemption at maturity of entire principal
                                                                         which is not converted until maturity. Redemption before
                                                                         maturity: In the event that the stock purchase agreement
                                                                         is cancelled and redemption of CB is claimed within
                                                                         30 days of the cancellation, redemption will be done
                                                                         through a re-exchange of the shares acquired and the bond
                                                                         issued on January 3, 2003.
-----------------------------------------------------------------------------------------------------------------------------------
7. Details of      Conversion Rate (%)                                                                                        100.0
   Conversion
                   ----------------------------------------------------------------------------------------------------------------
                   Conversion Price (KRW/No.)                                                                                 5,000
                   ----------------------------------------------------------------------------------------------------------------
                   Adjustment of Conversion Price                        Conversion price is subject to adjustment in the event of
                                                                         merger, capital decrease, stock split and reverse stock
                                                                         split.
                   ----------------------------------------------------------------------------------------------------------------
                   Type of Stock to be Issued through Conversion         Registered common stock
                   ----------------------------------------------------------------------------------------------------------------
                   Payment Method of Initial Dividend & Interest of      Dividend is paid having regard to the conversion that was
                   Stock to be Issued by Conversion                      made by the end of business year preceding the business
                                                                         year in which the conversion was claimed.
                   ----------------------------------------------------------------------------------------------------------------
                   Conversion Period                                                      January 3, 2004 -- July 2, 2005
-----------------------------------------------------------------------------------------------------------------------------------
8. Subscription Date                                                                           December 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
9. Date of Payment                                                                              January 3, 2003
-----------------------------------------------------------------------------------------------------------------------------------
10. Maturity Date                                                                                July 3, 2004
-----------------------------------------------------------------------------------------------------------------------------------
11. Underwriter                                                          TriGem Computer, Inc., Naray & Company, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
12. Guarantor/Trustee                                                                                  --
-----------------------------------------------------------------------------------------------------------------------------------
13. Issuance to    The Other Party                                       TriGem Computer, Inc., Naray & Company, Inc.
    a Specific     ----------------------------------------------------------------------------------------------------------------
    Person         Relation with Our Company or Largest Shareholder                                    --
                   ----------------------------------------------------------------------------------------------------------------
                   Reason for Assignment                                 Acquisition of a majority stake in Korea Thrunet
-----------------------------------------------------------------------------------------------------------------------------------
14. Date of BOD Resolution                                                            December 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
    - Presence of Outside Director(s)                                    Present (No.)  3           Absent (No.)  2
-----------------------------------------------------------------------------------------------------------------------------------
    - Presence of Auditor                                                                                 Yes
-----------------------------------------------------------------------------------------------------------------------------------
15. Filing of Securities Registration Statement                                                         Exempted
-----------------------------------------------------------------------------------------------------------------------------------
16. Applicability of Fair Trade Act                                                                       No
-----------------------------------------------------------------------------------------------------------------------------------
17. Others                                                               - Total assets and total liabilities of Thrunet are based
                                                                         on its 2001 annual report and capital stock is the figure
                                                                         after November 25, 2002, the date on which Thrunet
                                                                         obtained an approval at an extraordinary shareholders
                                                                         meeting on a reverse stock split.
                                                                         ----------------------------------------------------------
                                                                         - The per share price was calculated based on the stock
                                                                         exchange ratio of 1:1.43 (1 Hanaro share equals 1.43
                                                                         Thrunet shares) and the conversion price of KRW 5,000.
                                                                         ----------------------------------------------------------
                                                                         - The Company's plan for the CB issue is subject to change dependent upon the result of negotiation.
                                                                         ----------------------------------------------------------
                                                                         - Any decision-making authority in relation to the CB
                                                                         issue, which is not mentioned hereto, shall be delegated
                                                                         to Representative Director & CEO (including Acting CEO in
                                                                         absence of CEO).
                                                                         ----------------------------------------------------------
                                                                         - This confirms the Company's disclosure upon request
                                                                         dated December 27, 2002.
-----------------------------------------------------------------------------------------------------------------------------------
* Date of Relevant Disclosure(s)                                                              December 27, 2002
-----------------------------------------------------------------------------------------------------------------------------------


                                                          [English Translation]
                                                              December 30, 2002

                              Hanaro Telecom, Inc.

             BOARD RESOLUTION ON ISSUANCE OF CONVERTIBLE BOND ("CB")


-----------------------------------------------------------------------------------------------------------------------------------
1. Type of Bond                                                          Series No.        22-2      Type      Non-guaranteed
                                                                                                               convertible bonds
-----------------------------------------------------------------------------------------------------------------------------------
2. Face Value of Bond (KRW)                                                                                          43,000,000,000
-----------------------------------------------------------------------------------------------------------------------------------
                   Funds for Facilities (KRW)                                                                                    --
                   ----------------------------------------------------------------------------------------------------------------
3. Use of Funds    Operating    Operating Funds (KRW)                                                                43,000,000,000
                    Funds       ---------------------------------------------------------------------------------------------------
                                 Acquisition   Purpose of Acquisition    Acquisition of a major stake in Korea Thrunet Co., Ltd.
                                of Securities  ------------------------------------------------------------------------------------
                                 of Another    Company Issuing
                                 Corporation   Securities                Korea Thrunet
                                               ------------------------------------------------------------------------------------
                                               Major Business            Broadband Internet access business
                                               ------------------------------------------------------------------------------------
                                               Capital Stock (KRW)                                                  194,088,150,000
                                               ------------------------------------------------------------------------------------
                                               Total Assets (KRW)                                                 1,694,978,777,481
                                               ------------------------------------------------------------------------------------
                                               Total Liabilities (KRW)                                            1,661,420,972,994
                                               ------------------------------------------------------------------------------------
                                               Relation with Acquiring   Affiliated company after the stock acquisition
                                               Company
                                               ------------------------------------------------------------------------------------
                                               Acquisition Value (KRW)                                               43,000,000,000
                                               ------------------------------------------------------------------------------------
                                               Calculation Basis of
                                               Acquisition Value                                   KRW3,488.37/share
                                               -------------------------------------------------------------------------------------
                                               Effect of Acquisition     Increase in competitiveness in the broadband Internet
                                                                         access market
                                               ------------------------------------------------------------------------------------
                                               Scheduled Date of
                                               Acquisition                                          January 3, 2003
                   ----------------------------------------------------------------------------------------------------------------
                   Others (KRW)                                                                                                  --
-----------------------------------------------------------------------------------------------------------------------------------
4. Interest Rate   Nominal Interest Rate (%)                                                                                      0
                   ----------------------------------------------------------------------------------------------------------------
                   Yield to Maturity (%)                                                                                          0
-----------------------------------------------------------------------------------------------------------------------------------
5. Method of Interest Payment                                                                                                    --
-----------------------------------------------------------------------------------------------------------------------------------
6. Method of Principal Payment                                           One-time redemption at maturity of 85% of the principal
                                                                         which is not converted until maturity. Redemption before
                                                                         maturity: In the event that the stock purchase agreement
                                                                         is cancelled and redemption of CB is claimed within
                                                                         30 days of the cancellation, redemption will be done
                                                                         through a re-exchange of the shares acquired and the bond
                                                                         issued on January 3, 2003.
-----------------------------------------------------------------------------------------------------------------------------------
7. Details of      Conversion Rate (%)                                                                                        100.0
   Conversion      ----------------------------------------------------------------------------------------------------------------
                   Conversion Price (KRW/No.)                                                                                 5,000
                   ----------------------------------------------------------------------------------------------------------------
                   Adjustment of Conversion Price                        Conversion price is subject to adjustment in the event of
                                                                         merger, capital decrease, stock split and reverse stock
                                                                         split.
                   ----------------------------------------------------------------------------------------------------------------
                   Type of Stock to be Issued through Conversion                            Registered common stock
                   -----------------------------------------------------------------------------------------------------------------
                   Payment Method of Initial Dividend & Interest of      Dividend is paid having regard to the conversion that was
                   Stock to be Issued by Conversion                      made by the end of business year preceding the business
                                                                         year in which the conversion was claimed.
                   ----------------------------------------------------------------------------------------------------------------
                   Conversion Period                                                  January 3, 2004 -- January 2, 2008
-----------------------------------------------------------------------------------------------------------------------------------
8. Subscription Date                                                                          December 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
9. Date of Payment                                                                             January 3, 2003
-----------------------------------------------------------------------------------------------------------------------------------
10. Maturity Date                                                                              January 3, 2008
-----------------------------------------------------------------------------------------------------------------------------------
11. Underwriter                                                          TriGem Computer, Inc., Naray & Company, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
12. Guarantor/Trustee                                                                               --
-----------------------------------------------------------------------------------------------------------------------------------
13. Issuance to    The Other Party                                       TriGem Computer, Inc., Naray & Company, Inc.
    a Specific     ----------------------------------------------------------------------------------------------------------------
    Person         Relation with Our Company or
                   Largest Shareholder                                                              --
                   ----------------------------------------------------------------------------------------------------------------
                   Reason for Assignment                                 Acquisition of a majority stake in Korea Thrunet
-----------------------------------------------------------------------------------------------------------------------------------
14. Date of BOD Resolution                                                                    December 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
    - Presence of Outside Director(s)                                     Present (No.) 3            Absent (No.) 2
-----------------------------------------------------------------------------------------------------------------------------------
    - Presence of Auditor                                                                                Yes
-----------------------------------------------------------------------------------------------------------------------------------
15. Filing of Securities Registration Statement                                                        Exempted
-----------------------------------------------------------------------------------------------------------------------------------
16. Applicability of Fair Trade Act                                                                       No
-----------------------------------------------------------------------------------------------------------------------------------
17. Others                                                               - Total assets and total liabilities of Thrunet are based
                                                                         on its 2001 annual report and capital stock is the figure
                                                                         after November 25, 2002, the date on which Thrunet
                                                                         obtained an approval at an extraordinary shareholders
                                                                         meeting on a reverse stock split.
                                                                         ----------------------------------------------------------
                                                                         - The per share price was calculated based on the stock
                                                                         exchange ratio of 1:1.43 (1 Hanaro share equals 1.43
                                                                         Thrunet shares) and the conversion price of KRW 5,000.
                                                                         ----------------------------------------------------------
                                                                         - The Company's plan for the CB issue is subject to
                                                                         change dependent upon the result of negotiation.
                                                                         ----------------------------------------------------------
                                                                         - Any decision-making authority in relation to the CB
                                                                         issue, which is not mentioned hereto, shall be delegated
                                                                         to Representative Director & CEO (including Acting CEO in
                                                                         absence of CEO).
                                                                         ----------------------------------------------------------
                                                                        - This confirms the Company's disclosure upon request
                                                                         dated December 27, 2002.
-----------------------------------------------------------------------------------------------------------------------------------
* Date of Relevant Disclosure(s)                                                             December 27, 2002
-----------------------------------------------------------------------------------------------------------------------------------


                                                           [English Translation]
                                                              December 30, 2002
                              Hanaro Telecom, Inc.
             BOARD RESOLUTION ON ISSUANCE OF CONVERTIBLE BOND ("CB")


-----------------------------------------------------------------------------------------------------------------------------------
1. Type of Bond                                                          Series No.        22-3      Type      Non-guaranteed
                                                                                                               convertible bonds
-----------------------------------------------------------------------------------------------------------------------------------
2. Face Value of Bond (KRW)                                                                                         108,875,920,000
-----------------------------------------------------------------------------------------------------------------------------------
                   Funds for Facilities (KRW)                                                                                    --
                   ----------------------------------------------------------------------------------------------------------------
                                Operating Funds (KRW)                                                               108,875,920,000
                                ---------------------------------------------------------------------------------------------------
3. Use of Funds    Operating     Acquisition   Purpose of Acquisition    Acquisition of a major stake in Thrunet
                   Funds        of Securities  ------------------------------------------------------------------------------------
                                  of Another   Company Issuing
                                 Corporation   Securities                Korea Thrunet
                                               ------------------------------------------------------------------------------------
                                               Major Business            Broadband Internet access business
                                               -------------------------------------------------------------------------------------
                                               Capital Stock (KRW)                                                  194,088,150,000
                                               -------------------------------------------------------------------------------------
                                               Total Assets (KRW)                                                 1,694,978,777,481
                                               ------------------------------------------------------------------------------------
                                               Total Liabilities (KRW)                                            1,661,420,972,994
                                               ------------------------------------------------------------------------------------
                                               Relation with Acquiring
                                               Company                   Affiliated company after the stock acquisition
                                               ------------------------------------------------------------------------------------
                                               Acquisition Value (KRW)                                              108,875,920,000
                                               ------------------------------------------------------------------------------------
                                               Calculation Basis of
                                               Acquisition Value                          KRW3,488.37/share
                                               ------------------------------------------------------------------------------------
                                               Effect of Acquisition     Increase in competitiveness in the broadband Internet
                                                                         access market
                                               ------------------------------------------------------------------------------------
                                               Scheduled Date of
                                               Acquisition                                   February 7, 2003
                   ----------------------------------------------------------------------------------------------------------------
                   Others (KRW)                                                                                                  --
-----------------------------------------------------------------------------------------------------------------------------------
4. Interest Rate   Nominal Interest Rate (%)                                                                                      0
                   ----------------------------------------------------------------------------------------------------------------
                   Yield to Maturity (%)                                                                                          0
-----------------------------------------------------------------------------------------------------------------------------------
5. Method of Interest Payment                                                                                                    --
-----------------------------------------------------------------------------------------------------------------------------------
6. Method of Principal Payment                                           One-time redemption at maturity of 85% of the principal
                                                                         which is not converted until maturity.
-----------------------------------------------------------------------------------------------------------------------------------
7. Details of      Conversion Rate (%)                                                                                        100.0
   Conversion      ----------------------------------------------------------------------------------------------------------------
                   Conversion Price (KRW/No.)                                                                                 5,000
                   ----------------------------------------------------------------------------------------------------------------
                   Adjustment of Conversion Price                        Conversion price is subject to adjustment in the event of
                                                                         merger, capital decrease, stock split and reverse stock
                                                                         split.
                   ----------------------------------------------------------------------------------------------------------------
                   Type of Stock to be Issued through Conversion                       Registered common stock
                   ----------------------------------------------------------------------------------------------------------------
                   Payment Method of Initial Dividend & Interest of      Dividend is paid having regard to the conversion that was
                   Stock to be Issued by Conversion                      made by the end of business year preceding the business
                                                                         year in which the conversion was claimed.
                   ----------------------------------------------------------------------------------------------------------------
                   Conversion Period                                              February 7, 2004 -- February 6, 2008
-----------------------------------------------------------------------------------------------------------------------------------
8. Subscription Date                                                                         December 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
9. Date of Payment                                                                             July 7, 2003
-----------------------------------------------------------------------------------------------------------------------------------
10. Maturity Date                                                                            February 7, 2008
-----------------------------------------------------------------------------------------------------------------------------------
11. Underwriter                                                          TriGem Computer, Inc., Naray & Company, Inc., Naray D&C,
                                                                         Inc., TG Ventures, Inc., TG Infonet, Inc., Solvit Media,
                                                                         Inc., TriGem Information Consulting, Inc., and aiLeaders,
                                                                         Inc.
-----------------------------------------------------------------------------------------------------------------------------------
12. Guarantor/Trustee                                                                                 --
-----------------------------------------------------------------------------------------------------------------------------------
13. Issuance to    The Other Party                                       TriGem Computer, Inc., Naray & Company, Inc., Naray D&C,
    a Specific                                                           Inc., TG Ventures, Inc., TG Infonet, Inc., Solvit Media,
    Person                                                               Inc., TriGem Information Consulting, Inc., and aiLeaders,
                                                                         Inc.
                   ----------------------------------------------------------------------------------------------------------------
                   Relation with Our Company or Largest Shareholder                                   --
                   ----------------------------------------------------------------------------------------------------------------
                   Reason for Assignment                                 Acquisition of a majority stake in Korea Thrunet
-----------------------------------------------------------------------------------------------------------------------------------
14. Date of BOD Resolution                                                                    December 30, 2002
-----------------------------------------------------------------------------------------------------------------------------------
    - Presence of Outside Director(s)                                     Present (No.) 3           Absent (No.) 2
-----------------------------------------------------------------------------------------------------------------------------------
    - Presence of Auditor                                                                                 Yes
-----------------------------------------------------------------------------------------------------------------------------------
15. Filing of Securities Registration Statement                                                        Exempted
-----------------------------------------------------------------------------------------------------------------------------------
16. Applicability of Fair Trade Act                                                                       No
-----------------------------------------------------------------------------------------------------------------------------------
17. Others                                                               - Total assets and total liabilities of Thrunet are based
                                                                         on its 2001 annual report and capital stock is the figure
                                                                         after November 25, 2002, the date on which Thrunet
                                                                         obtained an approval at an extraordinary shareholders
                                                                         meeting on a reverse stock split.
                                                                         ----------------------------------------------------------
                                                                         - The total face value of CB issue (Series No. 22-3) may
                                                                         change in the event that the acquisition price changes
                                                                         reflecting the result of due diligence on Thrunet.)
                                                                         ----------------------------------------------------------
                                                                         - The per share price was calculated based on the stock
                                                                         exchange ratio of 1:1.43 (1 Hanaro share equals 1.43
                                                                         Thrunet shares) and the conversion price of KRW5,000.
                                                                         ----------------------------------------------------------
                                                                         - The Company's plan for the CB issue is subject to change dependent upon the result of negotiation.
                                                                         ----------------------------------------------------------
                                                                         - Any decision-making authority in relation to the CB
                                                                         issue, which is not mentioned hereto, shall be delegated
                                                                         to Representative Director & CEO (including Acting CEO in
                                                                         absence of CEO).
                                                                         ----------------------------------------------------------
                                                                         - This confirms the Company's disclosure upon request
                                                                         dated December 27, 2002.
-----------------------------------------------------------------------------------------------------------------------------------
* Date of Relevant Disclosure(s)                                                           December 27, 2002
-----------------------------------------------------------------------------------------------------------------------------------
